Exhibit 4.5

INDEPENDENT CONSULTING AGREEMENT

THIS INDEPENDENT CONSULTING AGREEMENT (the “AGREEMENT”) is entered into on April 1, 2022 (the “Effective Date”)

BETWEEN:

DRAGANFLY INC.

(the “Company”)

and -

SCOTT LARSON

(“Consultant”)

WHEREAS The Company is builder and supplier of quality, cutting-edge unmanned aerial vehicles and geoinformation software that serves the public safety, agriculture, industrial inspections, security, and mapping and surveying markets (the “Business”);

AND WHEREAS The Consultant is an Consultant with relevant operational, financial and corporate development experience in the technology sector and whose skills are a material inducement for the Company to enter into this Agreement;

AND WHEREAS The Company desires to retain the Consultant as an Independent Contractor on a limited basis to provide corporate development, operational, financial assistance and to generally assist the company in its strategic plan (the “Services”); and

NOW THEREFORE The Consultant agrees to provide the Services as an Independent Contractor to the Company, subject to the terms of this Agreement.

COMMENCEMENT AND TERM

1.01	Term

This Agreement shall become effective on the Effective Date and shall remain in force and effect until terminated by the parties in accordance with the terms of this Agreement. This Agreement supersedes and replaces all previous agreements between the Consultant and the Company.

ASSIGNMENT

2.01	Position

The Consultant shall provide the Services and Duties (as defined herein) as an external resource, as directed by the CEO and Board of the Company. The Consultant shall determine the manner or means by which it performs the Services and Duties for the Company.

The Consultant shall furnish, at its own expense, the equipment, supplies, tools and other materials used to perform the Services and Duties.

2.02	Duties

As set out below, Consultant shall perform the duties and tasks as directed by the CEO and as agreed to by the Consultant (the “Duties”). In addition, Consultant shall perform such Duties and exercise such powers as prescribed or specified by the Board of Directors, and as agreed by the Consultant. Consultant further acknowledges that such Duties and responsibilities may require frequent travel and frequent performance of work at irregular times acting reasonably.

Consultant shall support and lead the mergers and acquisitions of the Company, and support the development and execution of the Company’s long-term strategy with a view to creating shareholder value. Consultant shall, under direction of the CEO and Board of Directors, among other things:

a)	act as a key point of contact with potential merger or acquisition targets;

b)	act as a direct liaison between the Board of Directors and management of the Company;

c)	support strategic business and corporate development efforts as mutually agreed to by the Company and Consultant.

2.03	Independent Contractor Relationship

The Consultant is and shall remain at all times an independent contractor and not an employee or dependent contractor of the Company. Nothing in this Agreement shall be construed to create any association, partnership, joint venture, agency, fiduciary or employment relationship between the Consultant and the Company, for any purpose.

The Consultant shall provide the Services to the Company on a non-exclusive basis, and shall be free to provide its services to third parties during the term of this Agreement provided that the Consultant shall not provide such services in a way that is inconsistent with any of the provisions of this Agreement.

Without limiting this Section 2.03, the Consultant shall not be eligible to participate in any benefit or compensation plans offered by the Company to its employees, including, without limitation, any payments under any employment standards legislation.

The Company shall have no liability or responsibility for withholding or remitting any income, payroll, or other federal or provincial taxes, including employment insurance remittances, pension plan contributions, or employer health tax or worker’s compensation insurance premiums for the Consultant. The Consultant is responsible for these withholding, remitting and registration obligations, and shall indemnify the Company from and against any order, penalty, interest, taxes or contributions that may be assessed against the Company due to the failure or delay of the Consultant to make any such withholdings, remittances or registration, or to file any information required by any law.

REMUNERATION

3.01	Fees

Commencing on the Effective Date, the Company shall pay Consultant:

a)	An hourly fee of $350.00, plus applicable taxes (the “Basic Fee”), payable upon invoice. The Consultant shall submit to the Company’s CEO or designate a monthly timesheet detailing the hours worked and a reasonable description of the work performed; and

b)	As further compensation for carrying out the Services during the term of this Agreement, the Consultant will be eligible to receive an annual success fee (the ”Success Fee”) as determined by the Company in its sole discretion. In connection with the Consultant’s 2021 compensation, the Company shall pay the Consultant a Success Fee of US$51,156.00 plus C$66,150.00. The Success Fee for a given future year of service, if any: (i) will be determined following the completion of the Company’s financial year each year, based on performance metrics to be determined by the Company’s compensation committee in its sole discretion; (ii) will be paid following the completion of such year; and (iii) is not earned or accrued until and unless the Consultant is engaged on the last day of the period for which the Success Fee is payable. The Consultant understands and agrees that payment of a Success Fee should not be considered to be expected compensation and the payment of a Success Fee in any one or successive years shall not create an entitlement to a Success Fee in any subsequent year.

The Basic Fee and Success Fee shall be reviewed by the Company’s compensation committee following the completion of the Company’s financial year each year. The performance metrics and target Success Fee of the Consultant for any given year will be reviewed from time-to-time and may be amended by the Company without requiring a written amendment to this Agreement, and without causing termination or breach of this Agreement.

The Consultant shall have an applicable sales tax registration number and shall be responsible for deducting and remitting such sales tax to the appropriate regulatory authorities.

3.02	Equity Awards

Concurrent with the execution hereof and by virtue of Consultant’s position, the Company will grant the Consultant 50,000 restricted share units of the Company (“RSUs”) to purchase up to 50,000 common shares of the Company. The grant of RSUs to the Consultant shall be made in accordance with the terms and conditions of the Company’s Amended and Restated Share Compensation Plan (the “Plan”) and applicable rules and requirements of the Canadian Securities Exchange and NASDAQ. The RSUs shall vest in accordance with the following vesting schedule:

a)	16,666 RSUs granted on the date that is the 6-month anniversary of the Effective Date first listed above;

b)	16,667 RSUs granted on the date that is the 12-month anniversary of the Effective Date first listed above; and

c)	16,667 RSUs granted on the date that is the 18-month anniversary of the Effective Date first listed above.

3.03	Expense Reimbursement

The Company shall reimburse Consultant on a monthly basis for all bona-fide business expenses (including travel, accommodation, entertainment/business expenses) incurred by Consultant on behalf of the Company upon submission of written receipts or other written evidence. Any single or series of related expenses exceeding US$5,000 and any expenses exceeding US$5,000 in the aggregate in any month shall be subject to pre-approval by the CEO.

DUTIES OF CONSULTANT

4.01	Rules and Regulations

Consultant shall be bound by and shall faithfully observe and abide by all applicable laws and all the rules and regulations to which the Company may be subject from time to time, which are brought to Consultant’s notice or of which Consultant should reasonably be aware.

4.02	Conflict of Interest

For the duration of the Consultant’s engagement by the Company, the Consultant shall refrain from any situation in which Consultant’s personal interests conflict, or may appear to conflict, with Consultant’s duties with the Company. Consultant shall not participate in the ownership of, have any financial involvement with or work for, any business that is in competition with the Company’s Business, or for any client or potential client of the Company or otherwise take steps that would benefit him personally while causing loss or damage to the Company, including reputational and/or financial loss or damage. Consultant acknowledges that if there is any doubt in this respect, Consultant shall inform the Board of Directors and obtain prior written authorization.

CONFIDENTIAL INFORMATION, INTELLECTUAL PROPERTY AND NON-SOLICITATION

5.01	Definitions

(a)	In this Agreement, unless something in the subject-matter or context is inconsistent therewith:

“Confidential Information” means all confidential information of the Company, including but not limited to trade secrets, customer lists and other confidential information concerning the business and affairs of the Company.

“Intellectual Property” means, without limitation, any domestic and foreign:

(i) patents, inventions, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions, developments, trade secrets, know-how, methods, processes, designs, technology, technical data, schematics, formulae and client lists, and documentation relating to any of the foregoing; (iii) works of authorship, copyrights, copyright registrations and applications for copyright registration; (iv) designs, design registrations, design registration applications and integrated circuit topographies; (v) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vi) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; (vii) any other intellectual property and industrial property and moral rights, title and interest therein, anywhere in the world and whether registered or unregistered, registrable or unregistrable, or protected or protectable under intellectual property laws, or (viii) any derivatives of or improvements on any of the foregoing, which Consultant may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time Consultant is engaged by the Company, including the copyright thereon.

In the context of any action taken by Consultant, the words “directly or indirectly” include any action taken by Consultant for Consultant’s own benefit or the benefit of any person competing with the Company, whether taken individually or in partnership or jointly or in conjunction with any person as principal, agent, trustee, employee or shareholder (other than holding of shares listed on a Canadian or United States stock exchange that does not exceed 5% of the outstanding shares so listed).

5.02	Confidential Information

(a)	Consultant acknowledges that, by reason of Consultant’s involvement with the Company, Consultant will have access to Confidential Information. Consultant agrees that, during and after Consultant’s engagement with the Company, Consultant will not disclose to any person, except in the proper course of Consultant’s engagement with the Company, or use for Consultant’s own purposes or for any purposes other than those of the Company, any Confidential Information acquired, created or contributed to by Consultant.

(b)	Any breach of Section 5.02(a) by Consultant will result in material and irreparable harm to the Company although it may be difficult for the Company to establish the monetary value flowing from such harm. Consultant therefore agrees that the Company, in addition to being entitled to the monetary damages which flow from the breach, will be entitled to injunctive relief in a court of appropriate jurisdiction in the event of any breach by Consultant of Section 5.02(a).

5.03	Intellectual Property

Consultant hereby irrevocably and unconditionally waives all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect), or similar legislation in any applicable jurisdiction, or at common law, that Consultant may have now or in the future with respect to Intellectual Property, including, without limitation, any right Consultant may have to have Consultant’s name associated with the Intellectual Property or to have Consultant’s name not associated with the Intellectual Property, any right Consultant may have to prevent the alteration, translation or destruction of the Intellectual Property, and any rights Consultant may have to control the use of the Intellectual Property in association with any product, service, cause, or institution. Consultant agrees that this waiver may be invoked by the Company, and by any of its authorized agents or assignees, in respect of any or all of the Intellectual Property. Consultant agrees that all Intellectual Property is and shall be owned by the Company and not Consultant and hereby assigns all such Intellectual Property to the extent not already owned by the Company by operation of law. Consultant further agrees to, promptly, at the request of the Company, take all such steps and execute all such assignments and other documents as the Company may reasonably require or consider helpful to effect or evidence the assignment and transfer of the Intellectual Property and to protect, obtain or maintain any patents, copyrights, trade-marks or other proprietary rights in the Intellectual Property.

5.04	Non-Solicitation

d)	Except in the proper fulfillment of the Consultant’s duties and responsibilities on behalf of the Company, during the Consultant’s engagement with the Company and for twelve (12) months after the cessation of the Consultant’s engagement with the Company for any reason, the Consultant will not, directly or indirectly:

(i)	other than for the benefit of the Company or any of its affiliates solicit any customer of the Company (who was a customer in the twelve (12) months preceding the date of the termination of the Consultant’s engagement) for the purpose of selling or providing any products or services similar to those sold or provided by the Company;

(ii)	refer any customer of the Company (who was a customer in the twelve (12) months preceding the date of the termination of the Consultant’s engagement) to any business that is in competition with the Company’s Business;

(iii)	solicit for business of any person or entity who is, or was at any time within the 12-month period prior to termination, a customer of the Business conducted by the Company (or a potential customer with whom Consultant had Business-related dealings in the prior 12-month period prior to termination);

(iv)	otherwise attempt to interfere with or damage the business relationship between the Company, on the one hand, and any customer of the Company who was a customer in the twelve (12) months preceding the date of the termination of the Consultant’s engagement;

(v)	solicit the employment or engagement of (whether as an employee, independent contractor or otherwise) any personnel of the Company (other than any personnel who at the time of the solicitation has not worked for the Company or any of its affiliates for a period of at least six (6) months); or

(vi)	otherwise attempt to interfere with or damage the business relationship between the Company, on the one hand, and any personnel of the Company, on the other hand. Notwithstanding the foregoing, the Consultant shall not be prohibited from conducting general solicitations of employment or engagement that are not targeted to personnel of the Company.

5.05	Acknowledgements

Consultant acknowledges that:

a)	the business of the Company is carried on throughout Canada and that the Company is interested in and solicits or canvasses opportunities throughout Canada;

b)	the reputation of the Company in the industry and its relationships with its customers is the result of hard work, diligence and perseverance on behalf of the Company over an extended period of time;

c)	the nature of the business of the Company is such that the on-going relationship between the Company and its customers is material and has a significant effect on the ability of the Company to continue to obtain business from its customers with respect to both long term and new contracts; and

d)	in light of the foregoing, the restrictions in this Article 5 are reasonable and valid and Consultant hereby waives all defences to the strict enforcement thereof.

5.06	Equitable Remedies

Consultant further acknowledges and agrees that: (i) the Company would suffer irreparable and ongoing damages (including a significant loss of the value and goodwill of the Business) in the event that any provision of this Article 5 (or Section 6.03) were not performed in accordance with its terms or otherwise were breached; and (ii) monetary damages, even if available, alone would not be an adequate remedy for any such non-performance or breach. Accordingly, such Consultant agrees that in the event of any breach or threatened breach of any provision of this Article 5, or Section 6.03, the Company shall be entitled, in addition to all other rights and remedies that it may have existing in its favor at law, in equity or otherwise to seek injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any such breach or threatened breach and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual damages. The prevailing party in any action commenced under this Section 5.06 (whether through a monetary judgment, injunctive relief or otherwise) also shall be entitled to recover reasonable legal fees and court costs incurred in connection with such action.

TERMINATION OF CONSULTING AGREEMENT

6.01	Termination of Agreement Without Notice

Either party may terminate this Agreement effective immediately for Cause, without advance notice or payment in lieu of such notice. Without restricting the generality of the foregoing, “Cause” includes: (i) Consultant’s conviction of or admission to the commission of an indictable offence or Consultant’s conviction of or admission to a violation of another criminal law involving the affairs of the Company; (ii) any intentional act of fraud, theft, embezzlement or other illegal conduct by Consultant involving the Company; (iii) a material breach of the provisions of this Agreement, where such breach is incapable of cure, or with respect to a material breach capable of cure, where the breaching party does not cure such breach within fifteen (15) days after receipt of written notice of such breach; (iv) willful or substantial neglect by Consultant of Consultant’s Duties and responsibilities under this Agreement for a period of ten (10) business days after receiving written notice of the same; (v) Consultant’s material breach of the Company’s policies or procedures that is not reasonably curable in the Company’s sole discretion (acting reasonably) or any other willful misconduct which causes material harm to the Company or its business reputation, including due to any adverse publicity; and/or (vi) any conduct that constitutes cause at common law.

6.02	Termination of Agreement With Notice

Except in the event of termination without notice as set out in Section 6.01 of this Agreement, the Company and Consultant agree that this Agreement and the engagement of the Consultant by the Company may be terminated in the following circumstances only:

a)	At any time by the Consultant, upon giving the Company sixty (60) days of advance notice in writing;

b)	At any time by the Company within four (4) months of the Effective Date, upon (i) giving the Consultant two (2) weeks of advance notice in writing, or (ii) payment to the Consultant of two (2) weeks of Basic Fees in lieu of notice (to be calculated based on the average weekly Basic Fees over the immediately preceding month);

c)	At any time by the Company following the four (4) month anniversary of the Effective Date, upon (i) giving the Consultant four (4) months of advance notice in writing, or (ii) payment to the Consultant of four (4) months of Basic Fees in lieu of notice (to be calculated based on the average monthly Basic Fees over the four (4) immediately preceding months); or

d)	At any time, by mutual written agreement.

6.03	Return of Property

Upon the termination of this Agreement for any reason, or at any other time upon the Company’s written request, and as a condition of the Company paying Consultant any termination payments required hereunder, Consultant shall promptly:

a)	deliver or cause to be delivered to the Company all books, documents, effects, money, securities or other property belonging to the Company or for which the Company is liable to others, which are in the possession, charge, control or custody of Consultant; and

b)	permanently erase all of the Company’s Confidential Information from the Consultant’s personal electronic systems.

6.04	Expense Reimbursement

Upon termination for any reason, any expenses properly and legally incurred under this Agreement shall be promptly repaid to Consultant.

DIRECTORS AND OFFICERS

7.01	Indemnity

Subject to the provisions of the Canada Business Corporations Act, the Company agrees to indemnify and save Consultant harmless from and against all demands, claims, costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by Consultant in respect of any civil, criminal or administrative action or proceeding to which Consultant is made a party by reason of being or having been a director or officer of the Company or of any affiliated Company whether before or after any cessation of engagement if:

a)	Consultant acted honestly and in good faith with a view to the best interests of the Company; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, Consultant had reasonable grounds for believing that Consultant’s conduct was lawful.

7.02	Insurance

If Consultant is a director or officer at the relevant time, Consultant shall be covered by comprehensive directors’ and officers’ liability insurance, which shall be established and maintained by the Company at its expense. The insurance policies to be maintained by the Company hereunder may contain exclusions from coverage in respect of negligence or mala fides acts on the part of Consultant.

CONTRACT PROVISIONS

8.01	No Breach of Obligations to Others

Consultant acknowledges and represents to the Company that in carrying out Consultant’s Duties and functions for the Company, Consultant will not disclose to the Company any confidential information of any third party. Consultant acknowledges and represents to the Company that Consultant has not brought to the Company nor will Consultant use in the performance of Consultant’s Duties and functions with the Company any confidential materials or property of any third party. Consultant further acknowledges and represents that Consultant is not a party to any agreement with or under any legal obligation to any third party that conflicts with any of Consultant’s obligations to the Company under this Agreement.

8.02	Headings

The headings of the Articles and paragraphs herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

8.03	Independent Advice

Consultant confirms having had the reasonable opportunity to obtain independent legal advice regarding this Agreement that Consultant is signing this Agreement freely and voluntarily with full understanding of its contents.

8.04	Governing Law

This Agreement shall be governed by the laws in force in the Province of British Columbia and the laws of Canada applicable therein.

8.05	Entire Agreement

This Agreement constitutes and expresses the whole agreement of the parties hereto with reference to any of the matters or things herein provided for or herein before discussed or mentioned with reference to Consultant’s engagement, and it cancels and replaces any and all prior understandings and agreements between Consultant and the Company. All promises, representations, collateral agreements and understandings not expressly incorporated in this Agreement are hereby superseded by the within Agreement.

8.06	Severability

If any provision contained herein is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other provision herein and each such provision is deemed to be separate and distinct.

8.07	Survival

All terms and conditions under the Sections respecting the Independent Contractor Relationship, Conflict of Interest, Confidential Information, Intellectual Property, Non-Solicitation, Equitable Remedies, Termination of Consulting Agreement, and Governing Law shall survive the termination of this Agreement whether the termination is initiated by the Consultant, by the Company, on a with or without Cause basis, or by mutual agreement, or whether the termination is lawful or unlawful

8.08	Notice

Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if personally delivered, delivered by facsimile transmission or email (with confirmation of receipt) or mailed by prepaid registered mail addressed as follows:

in the case of the Company:

Cameron Chell

Chief Executive Officer, President

Draganfly Inc.

2108 St. George Avenue,

Saskatoon, SK, S7M0K7

Canada

in the case of Consultant:

Scott Larson

[Redacted]

8.09	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8.10	Successors

This Agreement and all rights of Consultant hereunder shall enure to the benefit of and be enforceable by Consultant and Consultant’s personal or legal representatives, heirs, executors, administrators and successors and shall enure to the benefit of and be binding upon the Company, its successors and assigns.

8.11	Taxes and Deductions

All payments under this Agreement shall be subject to withholding of such amounts, if any, relating to tax or other deductions as the Company may reasonably determine should be withheld pursuant to any applicable law or regulation.

8.12	Currency

All dollar amounts set forth or referred to in this Agreement refer to the currency of Canada.

8.13	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

8.14	Copy of Agreement

Consultant hereby acknowledges receipt of a copy of this Agreement duly executed by the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Draganfly Inc.

“/s/ Cameron Chell”
Name:	Cameron Chell
Title:	Director

“/s/ Scott Larson”
Scott Larson